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                           August 6, 2020

       Zhuoqin Huang
       Chief Executive Officer
       Pop Culture Group Co., Ltd
       Room 102, 23-1 Wanghai Road
       Xiamen Software Park Phase 2
       Siming District, Xiamen City, Fujian Province
       The People   s Republic of China

                                                        Re: Pop Culture Group
Co., Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 31,
2020
                                                            CIK No. 377-03160

       Dear Mr. Huang:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft No. 3 to Form F-1 Registration Statement

       Consolidated Financial Statements
       Consolidated Statements of Income and Comprehensive Income, page F-4

   1. We reviewed the revisions to your disclosures in response to comment 5. Please tell us your consideration of
providing the disclosures required by ASC 250-10-50-7 and labeling the net income per
share - basic and diluted and weighted average shares used in calculating net income
per share - basic and diluted line items "As Restated." This comment also applies to
the consolidated statements of income and comprehensive
                                                        income on page F-27.
 Zhuoqin Huang
Pop Culture Group Co., Ltd
August 6, 2020
Page 2

       You may contact Tony Watson at 202-551-3318 or Bill Thompson at 202-551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameZhuoqin Huang                            Sincerely,
Comapany NamePop Culture Group Co., Ltd
                                                           Division of
Corporation Finance
August 6, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName